Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 12 DATED APRIL 5, 2011
TO THE PROSPECTUS DATED MAY 5, 2010

This document supplements, and should be read in conjunction with, our prospectus dated May 5, 2010 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 10 dated March 1, 2011 and Supplement No. 11 dated March 17, 2011. Unless otherwise defined in this Supplement No. 12, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 12 is to disclose:

•	the status of our public offering;

•	our acquisition of St. Anthony North Medical Office Building in Westminster, Colorado;

•	our acquisition of Loma Linda Pediatric Specialty Hospital in Loma Linda, California;

•	updates to the “Management of Our Company — Grubb & Ellis” section of our prospectus; and

•	the declaration of distributions to our stockholders.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of March 25, 2011, we had received and accepted subscriptions in our offering for 20,673,802 shares of our common stock, or approximately $206,251,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of March 25, 2011, 279,326,198 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our DRIP. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum offering amount has been sold.

Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Description of Investments” section beginning on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria – Real Estate Acquisitions” section beginning on page 81 of the prospectus:

Acquisition of St. Anthony North Medical Office Building

On March 29, 2011, we, through G&E HC REIT II St. Anthony North Denver MOB, LLC, our wholly owned subsidiary, purchased a ground leasehold interest in and to the land and improvements of St. Anthony North Medical Office Building, located in Westminster, Colorado, or the St. Anthony property, from SAN MOB I, LLC, an unaffiliated third party, for a purchase price of $11,950,000, plus closing costs.

Financing and Fees

We financed the purchase of the St. Anthony property using cash proceeds from our offering. In connection with the acquisition, we paid an acquisition fee of approximately $329,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors, LLC, or Grubb & Ellis Equity Advisors, the managing member of Grubb & Ellis Healthcare REIT II Advisor, LLC, our advisor.

Description of the Property

The St. Anthony property is a three-story, multi-tenant medical office building located on the campus of St. Anthony North Hospital. Built in 2008, the St. Anthony property consists of approximately 60,000 square feet of gross leasable area, or GLA. As of March 2011, the St. Anthony property was 88.5% leased to five tenants, but primarily to Catholic Health Initiatives Colorado, Panorama Orthopedics & Spine Center, P.C. and Cardiovascular Associates, P.C. Catholic Health Initiatives Colorado specializes in a variety of medical services, including: family medicine, women’s health, senior care and diagnostics. Panorama Orthopedics & Spine Center, P.C. specializes in orthopedic care and surgical procedures that encompass sport injuries, spinal injuries, trauma and foot, ankle and hand injuries. Cardiovascular Associates, P.C. specializes in cardiovascular care.

The following table shows, as of March 2011, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the major tenants of the St. Anthony property.

	Effective
	Annual Rental
	Rate Per		Lease	Renewal
Tenant	Square Foot	GLA	Expiration	Options

Catholic Health Initiatives Colorado (1)	$18.83	30,000	10/31/2018	N/A
Panorama Orthopedics & Spine Center, P.C. (2)	$18.83	9,000	9/30/2018	N/A
	$18.83	3,000	10/31/2018	N/A
Cardiovascular Associates, P.C.	$18.83	8,000	10/31/2018	N/A

(1)	Catholic Health Initiatives Colorado leases three separate suites at the St. Anthony property and a small closet space used for information technology equipment for a total of approximately 30,000 square feet of GLA, in the aggregate. All four leases expire on October 31, 2018.

(2)	Panorama Orthopedics & Spine Center, P.C. leases two separate suites at the St. Anthony property.

The St. Anthony property was acquired at a capitalization rate of 7.82%, based on its net operating income from the in-place leases for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such leases for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements.

The St. Anthony property is on the campus of St. Anthony North Hospital, which is a 138-bed hospital that opened in 1971 to serve the population in Denver’s north metropolitan area and is managed and operated by Centura Health. Centura Health is Colorado’s largest family of hospitals and health care services and one of the state’s largest private employers, operating 13 hospitals, seven senior living communities and home care and hospice services. In addition, the St. Anthony North Hospital is co-sponsored by Catholic Health Initiatives and Adventist Health System. Catholic Health Initiatives is a national nonprofit health care system that operates in 19 different states and includes approximately 73 hospitals and 40 long-term care, assisted and residential living facilities. Adventist Health System is a national nonprofit health care system that includes approximately 37 hospitals, 23 home health care entities and 24 extended care facilities currently operating in 10 southern, southwestern, and midwestern states. The St. Anthony property faces competition from a variety of both on and off-campus medical office buildings in Denver’s northern metropolitan area and the surrounding areas.

We believe that the St. Anthony property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the St. Anthony property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the St. Anthony property will be approximately $11,096,000. For federal income tax purposes, we depreciate land improvements and building based upon an estimated useful life of 15 and 39 years, respectively. For 2010, the St. Anthony property paid real estate taxes of approximately $251,000 at a rate of 3.10%.

We will pay Grubb & Ellis Equity Advisors, Property Management, Inc., or GEEA Property Management, a wholly owned subsidiary of Grubb & Ellis Equity Advisors, pursuant to a property management agreement, an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the St. Anthony property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the St. Anthony property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the St. Anthony property in accordance with the compensation provisions described in our prospectus.

The following table sets forth the lease expirations of the St. Anthony property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

% of Gross
		Total Square	Gross Annual	Annual Rent
		Feet of	Rent of	Represented
	No. of Leases	Expiring	Expiring	by Expiring
Year	Expiring	Leases	Leases	Leases

2011	—	—	$—	—%
2012	—	—	$—	—%
2013	—	—	$—	—%
2014	—	—	$—	—%
2015	1	1,000	$29,000	2.4%
2016	—	—	$—	—%
2017	—	—	$—	—%
2018	8	52,000	$1,208,000	97.6%
2019	—	—	$—	—%
2020	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the St. Anthony property for the last five years:

		Average Effective Annual Rental Rate
Year	Average Occupancy Rate	per Square Foot

2006	N/A (1)	N/A (1)
2007	N/A (1)	N/A (1)
2008	21.61%	$4.44
2009	86.42%	$17.85
2010	87.12%	$18.40

(1)	Construction of the building was completed in September 2008.

Acquisition of Loma Linda Pediatric Specialty Hospital

On March 31, 2011, we, through G&E HC REIT II Loma Linda Pediatric Specialty Hospital, LLC, our wholly owned subsidiary, purchased Loma Linda Pediatric Specialty Hospital, located in Loma Linda, California, or the Loma Linda property, from D&J Holdings, LLC, an unaffiliated third party, for a purchase price of $13,000,000, plus closing costs. D&J Holdings, LLC is an entity affiliated with the sole tenant of the Loma Linda property, Mountain View Child Care, Inc.

Financing and Fees

We financed the purchase of the Loma Linda property using $8,700,000 in borrowings under a revolving line of credit with Bank of America, N.A. and the remaining balance using cash proceeds from our offering. See the “Entry into Loan Agreements — Entry into Loan Agreement with Bank of America, N.A.” section of Supplement No. 10 dated March 1, 2011, for a discussion of our line of credit with Bank of America, N.A. In connection with the acquisition, we paid an acquisition fee of approximately $358,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors.

Description of the Property

The Loma Linda property has three main buildings totaling approximately 34,000 square feet of GLA, in the aggregate, which consists of a sub-acute nursing facility, an intermediate care facility and a licensed pediatric day-school and preschool. The buildings comprising the Loma Linda property were constructed in various stages between the 1950’s and 1985, with the last major renovation occurring in 1991. In 2008, an addition to connect one of the buildings on the Loma Linda property and the new adjacent off-site hospital was completed. As of March 2011, the Loma Linda property was 100% leased to one tenant, Mountain View Child Care, Inc., which provides a variety of medical and therapeutic services to developmentally disabled children and adolescents.

The following table shows, as of March 2011, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the sole tenant of the Loma Linda property.

	Effective
	Annual Rental
	Rate Per		Lease
Tenant	Square Foot	GLA	Expiration	Renewal Options

Mountain View Child Care, Inc.	$37.94	34,000	3/31/2026	Two 10-year terms

The Loma Linda property was acquired at a capitalization rate of 10.00%, based on its net operating income from the in-place lease for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such lease for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements.

The 2.62-acre campus of the Loma Linda property consists of three primary pediatric care facilities. The first is Totally Kids Specialty Healthcare, which is a 56-bed sub-acute pediatric care facility. The second facility is Circlebrook, which is a 15-bed pediatric intermediate care facility for children whose care requirements are less acute than those in the Totally Kids Specialty Healthcare facility. The third facility is a day care facility, which is duly licensed by both Community Care Licensing as a preschool as well as the Department of Health Services as a licensed day-health facility. As a result of having the dual licenses, the facility is able to provide a preschool program for medically impaired or developmentally disabled children. In addition, the sole tenant is currently in the process of receiving licensing approval for a 31-bed long-term acute care hospital which will be connected to the 56-bed sub-acute pediatric and adolescent nursing facility. However, we can provide no assurance that the tenant will be successful in obtaining the licensing approval for the long-term acute care hospital. The facilities comprising the Loma Linda property are operated by Mountain View Child Care, Inc., which has been an operator of a portfolio of pediatric health facilities since 1994. The Loma Linda property faces competition from a variety of both on and off-campus pediatric care facilities in Loma Linda and the surrounding areas.

We believe that the Loma Linda property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Loma Linda property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Loma Linda property will be approximately $12,077,000. For federal income tax purposes, we depreciate land improvements and building based upon an estimated useful life of 15 and 39 years, respectively. For 2010, the Loma Linda property paid real estate taxes of approximately $27,000 at a rate of 1.27%.

We will pay GEEA Property Management, pursuant to a property management agreement, an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the Loma Linda property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the Loma Linda property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Loma Linda property in accordance with the compensation provisions described in our prospectus.

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Loma Linda property for the last five years:

		Average Effective Annual Rental Rate
Year	Average Occupancy Rate	per Square Foot

2006	100%	N/A	(1)
2007	100%	N/A	(1)
2008	100%	N/A	(1)
2009	100%	N/A	(1)
2010	100%	N/A	(1)

(1)	The sole tenant of the Loma Linda property did not pay rent to the affiliate owner, D&J Holdings, LLC.

Management of Our Company

The following information should be read in conjunction with the discussion contained in the “Management of Our Company — Grubb & Ellis” section beginning on page 99 of the prospectus:

Grubb & Ellis Company, or Grubb & Ellis, our sponsor, announced, among other things, that it had retained JMP Securities LLC as an advisor to explore strategic alternatives for Grubb & Ellis, including a potential merger or sale transaction. Grubb & Ellis disclosed in its Form 10-K for the year ended December 31, 2010 that it entered into a commitment letter and exclusivity agreement with Colony Capital Acquisitions, LLC, pursuant to which (i) Colony Capital Acquisitions, LLC and one or more of its affiliates, or collectively, Colony, agreed to provide an $18,000,000 senior secured term loan credit facility, or the Senior Secured Credit Facility, and (ii) Colony obtained the exclusive right for 60 days, commencing on March 30, 2011, to negotiate a strategic transaction with Grubb & Ellis. The entering into of the Senior Secured Credit Facility, and all closings thereunder, are subject to customary terms and provisions, including delivery of opinions, good standing certificates, and customary representations, warranties and covenants. There can be no assurance that the Senior Secured Credit Facility or any strategic transaction with Colony, or with any other strategic partner, will be completed.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distribution Policy” section beginning on page 14 of the prospectus and the “Description of Capital Stock – Distribution Policy” section beginning on page 150 of the prospectus:

Effective as of March 22, 2011, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on April 1, 2011 and ending on June 30, 2011. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.0017808 per share of common stock, which is equal to an annualized distribution rate of 6.5%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions declared for each record date in the April 2011, May 2011 and June 2011 periods will be paid in May 2011, June 2011 and July 2011, respectively, only from legally available funds.